SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

First Niles Financial, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33582N 10 6

(CUSIP Number)

George J. Swift
c/o First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446
(330) 652-2539

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 1, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D

CUSIP No. 553519-10-9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George J. Swift
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) __
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) __
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,766
	8.	SHARED VOTING POWER 50,328
	9.	SOLE DISPOSITIVE POWER 39,766
	10.	SHARED DISPOSITIVE POWER 50,328
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,094
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer

       The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Niles Financial, Inc. ("First Niles"), with its main office located at 55 North Main Street, Niles, Ohio 44446.

Item 2. Identity and Background

       The name and address of the person filing this statement is George J. Swift, c/o First Niles Financial, Inc. 55 North Main Street, P.O. Box 311, Niles, Ohio 44446. Mr. Swift is a Director, Vice President and Secretary of First Niles and its wholly owned subsidiary Home Federal Savings and Loan Association of Niles. During the last five years, Mr. Swift has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

       Mr. Swift is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

       On October 26, 1998, in connection with First Nile's initial public offering of Common Stock, Mr. Swift acquired, 30,000 shares of Common Stock. The shares are held in a trust for which Mr. Swift and his spouse Marilyn E. Swift are co-trustees. The acquisition of the foregoing Common Stock was made with personal funds for an aggregate purchase price of approximately $300,000.

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       On December 15, 1999, Mr. Swift was awarded 14,035 shares of Common Stock under First Niles' Recognition and Retention Plan. The Common Stock was provided at no cost to Mr. Swift. These shares vested in equal installments on December 15, 1999, January 1, 2000, and January 1, 2001.

       Also, on December 15, 1999, Mr. Swift was awarded options to purchase 35,088 shares of Common Stock at an exercise price of $12.53. The 35,088 options also vested in equal installments on December 15, 1999, January 1, 2000 and January 1, 2001.

       In addition, the amount beneficially owned by Mr. Swift includes 10,971 shares allocated to Mr. Swift's account under First Niles' Employee Stock Ownership Plan ("ESOP").

Item 4. Purpose of Transaction

       All of the shares acquired by Mr. Swift, directly or indirectly, were acquired for investment purposes. Mr. Swift may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Niles for investment purposes or dispose of shares of First Niles. As a director of First Niles, Mr. Swift regularly explores potential actions and transactions which may be advantageous to First Niles, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of First Niles.

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       Except as noted above, Mr. Swift has no plans or proposals which relate to or would result in:

       (a) the acquisition by any person of additional securities of First Niles, or the disposition of securities by First Niles;

       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Niles or any of its subsidiaries;

       (c) a sale or transfer of material amount of assets of First Niles or any of its subsidiaries;

       (d) any change in the present Board of Directors or management of First Niles, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

       (e) any material change in the present capitalization or dividend policy of First Niles;

       (f) any other material change in First Niles' business or corporate structure;

       (g) changes in First Niles' articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Niles by any persons;

       (h) causing a class of securities of First Niles to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

       (i) a class of equity securities of First Niles becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

       (a) Mr. Swift beneficially owns an aggregate of 90,094 shares of Common Stock, constituting 5.6% of the number of shares of such Common Stock outstanding on the date hereof.

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       (b) With respect to the 90,094 shares of Common Stock owned beneficially by Mr. Swift, such amounts include:

              (1) 4,678 shares of Common Stock over which Mr. Swift has sole voting and dispositive power.

              (2) 39,357 shares over which Mr. Swift has shared voting and shared dispositive power. These shares of Common Stock are held in a trust for which Mr. Swift and his spouse Marilyn Swift are co-trustees, and include 9,357 shares of common stock originally granted to Mr. Swift under First Niles' Recognition and Retention Plan. Mrs. Swift, who's address is c/o First Niles Financial, Inc., 55 North Main Street, P.O. Box 311, Niles, Ohio 44446, is currently retired. During the last five years, Mrs. Swift has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Swift is a citizen of the United States of America.

              (3) 10,971 shares of Common Stock allocated to Mr. Swift's ESOP account over which Mr. Swift has shared voting and shared dispositive power.

              (4) Options to purchase 35,088 shares of Common Stock, which upon exercise, Mr. Swift will have sole voting and dispositive power.

         (c) During the 60-day period prior to the date of this filing 3,617 shares were allocated to Mr. Swift's ESOP account.

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              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Swift, except for the 10,971 shares held in Mr. Swift's ESOP account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Swift and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Swift are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits

       None.

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SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:February 7, 2001	/s/ GEORGE J. SWIFT
George J. Swift